LION ELECTRIC ANNOUNCES ADDITIONAL AMENDMENTS TO CERTAIN SENIOR CREDIT INSTRUMENTS AND ADDITIONAL WORKFORCE REDUCTIONS

MONTREAL, QUEBEC - December 1, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, announced today that it has entered into additional amendments to (i) its senior revolving credit agreement entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Québec (the "Revolving Credit Agreement"), and (ii) its loan agreement entered into with Finalta Capital and Caisse de dépôt et placement du Quebec (the "Finalta CDPQ Loan Agreement"), in order to extend the period applicable to the previously announced suspension of the financial covenants under the Revolving Credit Agreement from November 30, 2024, to December 16, 2024 and extend the maturity date under the Finalta CDPQ Loan Agreement from November 30, 2024 to December 16, 2024.

In furtherance of the amendments, an additional advance will be made under the Revolving Credit Agreement and the Company will be permitted under the Finalta CDPQ Loan Agreement to use a limited portion of the receivables to be received by the Company in order to fund the Company's minimum liquidity needs until December 16, 2024. Such additional liquidity will also provide the Company with additional time to continue to actively evaluate potential alternatives relating to a restructuring of its obligations, a sale of the business or certain of its assets, strategic investments and/or any other alternatives, including seeking creditor protection under the Companies' Credit Arrangement Act. There can be no assurance that the Company will be successful in pursuing and implementing any such alternatives, nor any assurance as to the outcome or timing of any such alternatives.

The Company also announced a reduction of its workforce through temporary layoffs of approximately 400 employees, in both Canada and the United States, across all departments within the organization. Following this workforce reduction, Lion will have approximately 300 employees who will focus on the Company's bus manufacturing, sales and delivery operations as well as assisting customers with the servicing and maintenance of vehicles on the road. The Company’s manufacturing operations at its facility located in Joliet, Illinois will also be suspended as a result of this workforce reduction.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles, including all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the amendments entered into by the Company, potential alternatives relating to a restructuring of the Company's obligations, the Company's evaluation of other potential alternatives, statements about Lion’s beliefs and expectations and other statements that are not statements of historical facts. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. The forward-looking statements contained in this press release are based on a number of estimates and assumptions that Lion believes are reasonable when made. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. For additional information on estimates, assumptions, risks and uncertainties underlying certain of the forward-looking statements made in this press release, please consult section 23.0 entitled “Risk Factors” of the Company’s annual management’s discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company’s interim MD&As. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s annual MD&A for the fiscal year 2023 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

See section 2.0 of the Company’s interim management’s discussion and analysis for the three and nine months ended September 30, 2024 (the “Interim MD&A”), entitled “Basis of Presentation,” section 15.0 of the Company’s Interim MD&A entitled “Liquidity and Capital Resources,” and note 2 of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 which indicate the existence of material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

For further information:

MEDIA / INVESTORS
Patrick Gervais
Vice President, Marketing, Communications & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060